

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Steve S. Sinohui
Chief Executive Officer
SIN Holdings, Inc.
2789 S. Lamar Street
Denver, CO 80227

      Re: SIN Holdings, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              File No. 000-49752

Dear Mr. Sinohui:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief